United States securities and exchange commission logo





                           May 13, 2020

       Alice Givens
       General Counsel
       Ruth's Hospitality Group, Inc.
       1030 W. Canton Avenue, Suite 100
       Winter Park, FL 32789

                                                        Re: Ruth's Hospitality
Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 8, 2020
                                                            File No. 333-238138

       Dear Ms. Givens:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cara
Wirth at (202) 551-7127 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              James Rowe, Esq.